January 11, 2013

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: John Coleman, Mining Engineer

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	Form 10-K for the fiscal year ended December 31, 2011 Filed March 30, 2012
	-	SEC Comment Letter Dated December 12, 2012
	-	SEC File No. 000-50033

Dear Sirs and Mesdames:

In connection with our responses to your comment letter dated December 12, 2012, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you require more information about the Company.

Very truly yours,

IRELAND INC.

/s/ Douglas D.G. Birnie

Douglas D.G. Birnie
Chief Executive Officer

2441 West Horizon Ridge Parkway, Suite 100 Henderson, Nevada 89052
T 702-932-0353 F 702-932-0338 www.irelandminerals.com